UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
 Specialized Disclosure Report

NUVASIVE, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-50744	33-0768598
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)
7475 Lusk Boulevard, San Diego, California 92121
(Address of principal executive offices, with zip code)

Michael Lambert
Executive Vice President and Chief Financial Officer
(858) 909-1999
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
This Form SD of NuVasive, Inc. (the “Company”) has been prepared and filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2013 to December 31, 2013. A copy of the Company’s Conflict Minerals Report (the “Report”) is attached as Exhibit 1.02 to this Form SD, and is publicly available at www.nuvasive.com.
The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals referred to as “Conflict Minerals” are gold, columbite-tantalite (coltan), cassiterite and wolfamite, including their derivatives which are limited to tantalum, tin and tungsten. The “Covered Countries” for purposes of the Rule and the Company’s Report are the Democratic Republic of Congo (the “DRC”) or an “adjoining country” (as defined by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010).
The Company conducted an analysis and evaluation of all of its current products to determine whether such products contain “Conflict Minerals” and determined that certain products it manufactures or contracts to be manufactured do contain “Conflict Minerals,” as defined by the Rule. In accordance with the Rule, the Company performed a reasonable country of origin inquiry to seek to determine the source and chain of custody of the “Conflicts Minerals” contained within its products and determined such products to be “DRC Conflict Undeterminable.” As a result of this determination, the Company has filed a Conflict Minerals Report attached as Exhibit 1.02 hereto.
Item 1.02 Exhibit
A copy of NuVasive, Inc.'s Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available at www.nuvasive.com.
Section 2 – Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report:
Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NUVASIVE, INC.

Date:	June 2, 2014	By: /s/ Michael Lambert
Michael Lambert Executive Vice President and Chief Financial Officer